

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

<u>Via E-mail</u>
Daniel Wiesel
Chief Executive Officer
The PAWS Pet Company, Inc.
2001 Gateway Place, Suite 410
San Jose, CA 95110

   Re: The PAWS Pet Company, Inc.
      Amendment No. 2 to Form 8-K
      Filed June 20, 2011
      File No. 333-130446

Dear Mr. Wiesel:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Loan Lauren P. Nguyen

           Loan Lauren P. Nguyen
           Special Counsel

cc: <u>Via E-mail</u>
  Henry Nisser, Esq.
  Sichenzia Ross Friedman Ference LLP